Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 jorgeluis.perez@cemex.com	Investor Relations Lucy Rodríguez +1 (212) 317-6007 ir@cemex.com

CEMEX TO HOST A VIRTUAL EVENT WITH CEO TO DISCUSS FINANCIAL AND BUSINESS STRATEGY AND “OPERATION RESILIENCE” ON SEPTEMBER 10, 2020

MONTERREY, MEXICO. SEPTEMBER 3, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will host a virtual conversation with CEMEX’s CEO, Fernando A. González, to discuss business and financial strategy. It will include a discussion of “Operation Resilience” (CEMEX’s program designed to enhance performance in the context of COVID-19), market outlook, and other related topics, which may contain material information for CEMEX’s stakeholders.

CEMEX’s CFO, Maher Al-Haffar, and EVP of Strategic Planning and Business Development, José Antonio González, will also participate. The event will be held virtually on Thursday, September 10, 2020, at 10:00 AM U.S. ET.

The event will start with a brief presentation by CEMEX´s CEO, followed by a Q&A session.

The live video webcast can be accessed on the day of the event at:

https://www.cemex.com/en/-/open-dialogue-ceo-2020

A presentation of the event’s main content is expected to be made publicly available before the event. A replay of the video webcast will be available shortly after the event.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com

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While CEMEX does not expect any issues during the event on September 10th, 2020 announced in this press release, we may experience technical difficulties or interruptions that might arise due to issues beyond CEMEX’s control including, but not limited to, using certain methods for the conference call and audio webcast that CEMEX may have not used in the past but that CEMEX could use now because of COVID-19 related health and safety protocols and guidelines. However, all written materials related to CEMEX’s September 10th event announced in this press release are expected to be posted in CEMEX´s website (www.cemex.com) and filed with the Mexican Stock Exchange and U.S. Securities and Exchange Commission. The items scheduled to be discussed on the September 10th, 2020 event being announced may change between now and the day of the event. CEMEX assumes no obligation to update or correct the information contained in this press release.